Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Six months ended September 30, 2012	April 1, 2012	April 3, 2011	March 28, 2010	March 29, 2009	March 30, 2008
Earnings calculation:
Income before income taxes	$1,010.4	$1,810.7	$1,492.5	$1,408.8	$1,572.7	$1,439.3
Fixed charges	10.8	22.7	20.8	22.7	26.3	56.9
Less: Capitalized interest	(0.2)	(0.3)	(0.3)	(0.3)	(1.3)	(2.9)

Earnings	$1,021.0	$1,833.1	$1,513.0	$1,431.2	$1,597.7	$1,493.3

Fixed charges calculation:
Interest expense	6.3	12.8	13.5	16.2	18.3	47.7
Add back: capitalized interest	0.2	0.3	0.3	0.3	1.3	2.9
Portion of rental expense representing an interest factor (1)	4.3	9.6	7.0	6.2	6.7	6.3

Total fixed charges	$10.8	$22.7	$20.8	$22.7	$26.3	$56.9

Ratio of earnings to fixed charges	94.5	80.8	72.7	63.0	60.7	26.2

(1)	Interest portion of operating leases is assumed to be 28 percent.